Exhibit 99.1

X Financial Reports Third Quarter 2018 Unaudited Financial Results

SHENZHEN, China, November 19, 2018 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

•                      Net revenue in the third quarter of 2018 increased by 83% to RMB829.5 million (US$120.8 million) from RMB452.8 million in the same period of 2017.

•                      Income from operations in the third quarter of 2018 increased by 89% to RMB274.5 million (US$40.0 million) from RMB 145.2 million in the same period of 2017.

•                      Net income attributable to the Company in the third quarter of 2018 increased by 97% to RMB197.9 million (US$28.8 million) from RMB100.3 million in the same period of 2017.

•                      Non-GAAP net income1 in the third quarter of 2018 increased by 120% to RMB248.5 million (US$36.2 million) from RMB113.2 million in the same period of 2017.

•                      Basic and diluted earnings per American depositary share (“ADS”) 2  in the third quarter of 2018 were RMB1.40 (US$0.20) and RMB1.30 (US$0.18), respectively, compared to RMB0.72 and RMB0.66, respectively, in the same period of 2017.

•                      Non-GAAP basic and diluted earnings per ADS in the third quarter of 2018 were RMB1.76 (US$0.26) and RMB1.64 (US$0.24), respectively, compared to RMB0.82 and RMB0.76, respectively, in the same period of 2017.

Third Quarter 2018 Operational Highlights

•                      Total loan facilitation amount3 in the third quarter of 2018 was RMB7,560 million, representing a decrease of 13.1% from RMB 8,696 million in the same period of 2017, and a decrease of 32.4% from RMB 11,186 million in the second quarter of 2018.

•                      The loan facilitation amount of Xiaoying Card Loan in the third quarter of 2018 was 5,720 million, representing an increase of 45.7% from 3,927 million in the same period of 2017, and a decrease of 24.4% from 7,562 million in the second quarter of 2018. Xiaoying Card Loan accounted for 75.7% of total loan facilitation amount in the third quarter of 2018 compared to 45.2% in the same period of 2017.

•                      Total outstanding loan balance4 as of September 30, 2018 was RMB20,789 million, compared to RMB 16,371 million as of September 30, 2017, and 22,114 million as of June 30, 2018.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”), represents two Class A ordinary shares.

3 Represents the total amount of loans X Financial facilitated during the relevant period.

4 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. As Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off the loans delinquent for more 180 days and such loans are included in the calculation of delinquency rate by balance.

•                      Total number of loans facilitated5 in the third quarter of 2018 was 805,841, representing a decrease of 35.4% from 1,247,002 in the same period of 2017, and a decrease of 21% from 1,020,439 for the second quarter of 2018.

•                      Average loan amount per transaction6 in the third quarter of 2018 was RMB9,382, representing an increase of 34.5% from RMB6,973 in the same period of 2017.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91–180 days as of September 30, 2018 were 3.51% and 3.36%, respectively, compared to 1.98% and 3.26%, respectively, as of June 30, 2018, and 0.93% and 0.66%, respectively, as of September 30, 2017.

•                      Number of active individual investors7 in the third quarter of 2018 was 121,757, representing an increase of 23.8% from 98,362 in the same period of 2017, and a decrease of 22.4% from 156,979 in the second quarter of 2018.

•                      The cumulative number of active individual investors as of September 30, 2018 was 424,616, compared to 236,707 as of September 30, 2017, and 393, 965 as of June 30, 2018.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “I am pleased to report solid financial and operational results in our first quarter as a public company. Our successful IPO on the New York Stock Exchange is a significant milestone in our corporate history which we are all very proud of. We strongly believe this will further strengthen our brand name, increase trust in our platform, and demonstrate our commitment to higher corporate governance standard.”

“We believe there is tremendous potential to utilize internet and big data technology to serve unmet personal finance needs in China. The economic outlook over the near-term remains uncertain as China’s credit environment continues to shift and create new challenges. Our key focus is to generate shareholder value and deliver healthy revenue and net income growth while operating our business under the highest compliance standards. We continue to strengthen risk controls across our platform, leveraging our strong big data analysis, financial modeling, credit assessment and fraud detection capabilities. We were one of the first P2P platforms to submit our P2P Compliance Self-Inspection Report before the deadline, the first step in becoming fully compliant with the industry reforms the government has been rolling out through the National P2P Rectification Office. We fully support the government’s initiatives and are working closely with them to create a healthier and more sustainable environment for the personal finance industry.”

“We strongly believe that we are ideally positioned to benefit from the enormous growth opportunities in China’s personal finance industry and will continue to better serve our individual customers and small-and-medium sized enterprises in order to generate long-term sustainable value for our shareholders.”

Mr. Kevin Zhang, the Chief Financial Officer of the Company, added, “We delivered solid results despite a difficult market environment. Our business began to recover in August following the lows we saw in July when market turmoil was at its peak. We expect the market environment to continue to improve steadily going forward. We continue to invest heavily in our risk management systems, product development, mobile platforms, and big data analysis capabilities to further strengthen our credit rating algorithms and ability to carefully manage risk.”

5 Represents the total number of transactions of loan facilitation during the relevant period.

6 Calculated by dividing the total loan facilitation amount by the number of loans facilitated during the relevant period.

7 Refers to individual investors who made at least one transaction during that period on our platform.

Third Quarter 2018 Financial Results

Net revenues in the third quarter of 2018 increased by 83% to RMB829.5 million (US$120.8 million) from RMB452.8 million in the same period of 2017, primarily due to a change in product mix resulting from a significant increase in the proportion of the revenue generated by Xiaoying Card Loan, which carries a higher service fee rate compared to the Company’s other products.

Loan facilitation service fees under the direct model in the third quarter of 2018 increased by 115% to RMB678.6 million (US$98.8 million) from RMB315.2 million in the same period of 2017, primarily due to a change in product mix and a shift in strategy to focus on loan facilitation services through the direct model following the cessation of the online intermediary model in April 2017 and a portion of the offline intermediary model with funding from banking financial institution partners in February 2018 to comply with recent regulatory requirements.

Loan facilitation service fees under the intermediary model in the third quarter of 2018 decreased by 12% to RMB53.4 million (US$7.8 million) from RMB60.9 million in the same period of 2017, primarily due to a decrease in the total volume of products offered under the intermediary model as the Company shifts its strategy to focus on loan facilitation services through the direct model.

Post-origination service fees in the third quarter of 2018 increased by 292% to RMB46.4 million (US$6.7 million) from RMB11.8 million in the same period of 2017, primarily due to a significant increase in transaction volumes in 2017 and the first three quarters of 2018. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are provided.

Financing income in the third quarter of 2018 decreased by 77% to RMB9.2 million (US$1.3 million) from RMB39.2 million in the same period of 2017, primarily due to the expiration of a portion of the consolidated trusts administered by unrelated third-party trust companies that were offered to investors through the Company’s consolidated trust business.

Other revenue in the third quarter of 2018 increased by 63% to RMB41.9 million (US$6.1 million) from RMB25.6 million in the same period of 2017, primarily due to an increase in penalty fees.

Origination and servicing expenses in the third quarter of 2018 increased by 40% to RMB284.6 million (US$41.4 million) from RMB203.3 million in the same period of 2017, primarily due to an increase in commission fees and share-based compensation expenses for share options granted after September 30, 2017, and an increase in collection expenses resulting from the increase in loan transactions during the first half of 2018.

General and administrative expenses in the third quarter of 2018 increased by 218% to RMB67.6 million (US$9.8 million) from RMB21.2 million in the same period of 2017, primarily due to an increase in share-based compensation expenses, professional consulting fees, and higher rental fees associated with the Company’s new offices.

Sales and marketing expenses in the third quarter of 2018 increased by 97% to RMB45.3 million (US$6.6 million) from RMB23.1 million in the same period of 2017, primarily due to an increase in advertising campaigns aimed at strengthening the Company’s image.

Provision for contingent guarantee liabilities in the third quarter of 2018 increased by 100% to RMB33.6 million (US$4.9 million) from nil in the same period of 2017, primarily due to a challenging credit environment. Xiaoying Preferred Loan was adversely impacted by sentiment across the industry resulting from closing a number of troubled online lending platforms during the third quarter of 2018.

Provision for Accounts Receivable and Contract Assets in the third quarter of 2018 increased by 93% to RMB115.7 million (US$16.9 million) from RMB60.1 million in the same period of 2017, primarily due to the significant increase of revenue in this quarter compared with same quarter of last year and partially affected by the change of the estimated default rates.

Income from operations in the third quarter of 2018 increased by 89% to RMB274.5 million (US$40.0 million) from RMB145.2 million in the same period of 2017.

Income before income taxes and gain (loss) from equity in affiliates in the third quarter of 2018 was RMB230.3 million (US$33.5 million), compared with RMB141.0 million in the same period of 2017.

Income tax expense in the third quarter of 2018 was RMB34.4 million (US$5.0 million), compared with RMB40.7 million in the same period of 2017. The decrease was primarily  due to the corporate income tax rate applicable to a major subsidiary of the Company being adjusted to 15% and a pre-tax deduction for research and development expenses recorded in the third quarter of 2018.

Net income attributable to the Company in the third quarter of 2018 was RMB197.9 million (US$28.8 million), compared to RMB100.3 million in the same period of 2017.

Non-GAAP net income in the third quarter of 2018 was RMB248.5 million (US$36.2 million), compared to RMB113.2 million in the same period of 2017.

Basic and diluted earnings per ADS in the third quarter of 2018 were RMB1.40 (US$0.20) and RMB1.30 (US$0.18), respectively, compared to RMB0.72 and RMB0.66, respectively, in the same period of 2017.

Non-GAAP basic and diluted earnings per ADS in the third quarter of 2018 were RMB1.76 (US$0.26) and RMB1.64 (US$0.24), respectively, compared to RMB0.82 and RMB0.76, respectively, in the same period of 2017.

Cash and cash equivalents as of September 30, 2018 was RMB1,464.2 million (US$213.2 million), compared with RMB622.9 million as of June 30, 2018.

Business Outlook

X Financial currently expects total loan facilitation amount for the fourth quarter of 2018 and the full year 2018 to be in the range of RMB8,000 million to RMB8,500 million, and RMB35,400 million to RMB35,900 million, respectively. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financials’ management team will host an earnings conference call at 8:00 PM U.S. Eastern Time on Monday, November 19, 2018 (9:00 AM Beijing Time on Tuesday, November 20, 2018).

Dial-in numbers for the live conference call are as follows:

International:	1-412-902-4272
U.S.:	1-888-346-8982
Mainland China:	4001-201203
Hong Kong:	852-301-84992
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until November 26, 2018 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10126287

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading technology-driven personal finance company in China focused on meeting the huge demand for credit from individuals and small-to-medium-sized enterprise owners. The Company’s proprietary big data-driven risk control system, WinSAFE, builds risk profiles of prospective borrowers using a variety data-driven credit assessment methodology to accurately evaluate a borrower’s value, payment capability, payment attitude and overall creditworthiness. X Financial has established a strategic partnership with ZhongAn Online P&C Insurance Co., Ltd. in multiple areas of its business operations to directly complement its cutting-edge risk management and credit assessment capabilities. ZhongAn Online P&C Insurance Co., Ltd. provides credit insurance on X Financial’s investment products which significantly enhances investor confidence and allows the Company to attract a diversified and low-cost funding base from individuals, enterprises and financial institutions to support its growth. X Financial leverages financial technology to provide convenient, efficient, and secure investment services to a wide range of high-quality borrowers and mass affluent investors which complements traditional financial institutions and helps to promote the development of inclusive finance in China.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income, a non-GAAP measure, as supplemental measure to review and assess our operating performance. We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 28, 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Ms. Jennifer Zhang

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2017	As of September 30, 2018
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	671,361	1,464,238	213,197
Restricted cash	12,615	50,780	7,394
Accounts receivable and contract assets, net of allowance for doubtful accounts	1,110,948	1,430,471	208,281
Loans held for sale	768,638	102,592	14,938
Loans at fair value	667,839	150,208	21,871
Prepaid expenses and other current assets	82,100	209,187	30,458
Amount due from related party	—	20,000	2,912
Defferred tax assets, net	296,058	296,058	43,107
Long term investments	54,168	284,558	41,432
Property and equipment, net	21,005	24,109	3,510
Intangible assets, net	1,616	27,979	4,074
Loan receivable from Xiaoying Housing Loans, net	197,596	127,770	18,604
Other non-current assets	3,752	6,813	992
TOTAL ASSETS	3,887,696	4,194,763	610,770

LIABILITIES
Payable to investors at fair value of the Consolidated Trusts	667,081	126,888	18,475
Guarantee liabilities	545,169	90,323	13,151
Financial guarantee derivative	53,261	8,016	1,167
Accrued payroll and welfare	77,772	80,793	11,764
Other tax payable	105,948	138,909	20,226
Income tax payable	401,332	312,858	45,553
Deposit payable to channel cooperators	134,262	125,290	18,243
Accrued expenses and other current liabilities	137,330	113,747	16,562
TOTAL LIABILITIES	2,122,155	996,824	145,141

Commitments and Contingencies
Equity:

Common shares (US$0.0001 par value; 1000,000,000 shares authorized, 280,087,342 and 302,087,342 shares issued and outstanding as of December 31, 2017 and September 30, 2018 respectively)	173	189	28
Additional paid-in capital	1,971,702	2,740,282	398,993
Retained earnings (Accumulated deficits)	(242,997)	398,199	57,978
Other comprehensive income	33,450	56,111	8,170
Total X financial shareholders’ equity	1,762,328	3,194,781	465,169
Non-controlling interests	3,213	3,158	460
TOTAL EQUITY	1,765,541	3,197,939	465,629

TOTAL LIABILITIES AND EQUITY	3,887,696	4,194,763	610,770

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	315,230	678,568	98,801	654,107	2,196,646	319,838
Loan facilitation service- Intermediary Model	60,887	53,447	7,782	237,190	222,348	32,374
Post origination service	11,821	46,354	6,749	34,419	85,247	12,412
Financing income	39,229	9,191	1,338	96,744	58,999	8,590
Other revenue	25,646	41,905	6,101	35,233	114,506	16,672
Total net revenue	452,813	829,465	120,771	1,057,693	2,677,746	389,886

Operating costs and expenses:
Origination and servicing	203,326	284,570	41,434	503,169	858,455	124,993
General and administrative	21,218	67,576	9,839	55,606	150,389	21,897
Sales and marketing	23,060	45,342	6,602	48,918	153,281	22,318
Provision for contingent guarantee liabilities	—	33,628	4,896	73,492	216,364	31,503
Provision for accounts receivable and contract assets	60,052	115,742	16,852	112,913	285,437	41,560
Provision for loan receivable from Xiaoying Housing Loans	—	8,131	1,184	—	26,449	3,851
Total operating costs and expenses	307,656	554,989	80,807	794,098	1,690,375	246,122

Income from operations	145,157	274,476	39,964	263,595	987,371	143,764
Interest income	1,349	79	12	1,854	4,004	583
Foreign exchange gain (loss)	(313)	38	6	(384)	29	4
Gain on disposal of investment	—	—	—	1,500	—	—
Change in fair value of financial guarantee derivative	(2,688)	(48,332)	(7,037)	(2,688)	(149,581)	(21,779)
Fair value adjustments related to Consolidated Trusts	(2,516)	4,084	595	(6,365)	10,883	1,585
Other income (expense), net	(17)	(28)	(4)	317	(3,316)	(483)

Income before income taxes and gain (loss) from equity in affiliates	140,972	230,317	33,536	257,829	849,390	123,674

Income tax expense	40,723	34,443	5,015	76,854	213,640	31,107
Gain (loss) from equity in affiliates	(234)	2,011	293	(234)	5,391	785
Net income	100,015	197,885	28,814	180,741	641,141	93,352
Less: net loss attributable to non-controlling interests	(311)	(5)	(1)	(1,072)	(55)	(8)
Net income attributable to X Financial	100,326	197,890	28,815	181,813	641,196	93,360

Net income	100,015	197,885	28,814	180,741	641,141	93,352
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(4,127)	17,789	2,590	(18,290)	22,661	3,300
Comprehensive income	95,888	215,674	31,404	162,451	663,802	96,652
Less: comprehensive loss attributable to non-controlling interests	(311)	(5)	(1)	(1,072)	(55)	(8)
Comprehensive income attributable to X Financial	96,199	215,679	31,405	163,523	663,857	96,660

Net income per share—basic	0.36	0.70	0.10	0.71	2.28	0.33
Weighted average number of ordinary shares outstanding—basic	280,087,342	282,478,646	282,478,646	254,861,316	280,893,203	280,893,203
Net income per share—diluted	0.33	0.65	0.09	0.66	2.12	0.31
Weighted average number of ordinary shares outstanding—diluted	299,742,317	303,902,558	303,902,558	274,516,291	302,317,115	302,317,115

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended September 30,			Nine Months Ended September 30,
(In thousands, except for share and per share data)	2017	2018	2018	2017	2018	2018
	RMB	RMB	USD	RMB	RMB	USD
Reconciliation of Adjusted Net Income to Net Income
Net income	100,015	197,885	28,814	180,741	641,141	93,352
Add: Share-based compensation expenses (net of tax of nil)	13,150	50,586	7,365	39,451	133,307	19,410
Adjusted net income (Non-GAAP)	113,165	248,471	36,179	220,192	774,448	112,762